Exhibit 1.01

CONSULTING AGREEMENT

This CONSULTING Agreement (this “Agreement”), entered into on April 16, 2015 (the “Effective Date”), sets forth the arrangement between JSP, Inc., a California corporation with an office at 2533 N. Beachwood Drive, Los Angeles, CA 90068 (the “Consultant”), and StationDigital Corporation, a Delaware corporation with its principal place of business located at 5700 Oakland Ave., #200, St. Louis, MO 63110 (the “Company”).

W I T N E S S E T H:

WHEREAS, Company desires to obtain general consulting and advisory services from the Consultant as an independent contractor in connection with its business and operations, and Consultant desires to provide such services, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, it is agreed as follows:

1.             Consulting Arrangement. The Company hereby contracts for the services of Consultant, and specifically of John Salley, the President of Consultant, who agrees to perform such duties and responsibilities and to render advice and consulting in connection with delivering and advising on video content, expanding and developing the Company’s brand, and other services as may be agreed upon by the Company and Consultant from time to time during the term of this consulting arrangement in connection with the Company’s business (collectively, the “Services”).

All Services provided by the Consultant hereunder shall be carried out to the best of its ability and in conformity with any oral or written instructions of the Company. Consultant may not utilize any employees, consultants, sub-contractors or other persons to perform any of the Services hereunder without the prior written consent of the Company.

2.             Term. This Agreement shall become effective as of the Effective Date for an initial term of twelve (12) months (the “Initial Term”) and will automatically renew for successive one-year terms unless either party shall provide written notice at least thirty (30) days before such date that the Consulting Period will not be extended or otherwise the Agreement is terminated in accordance herewith. The period from the Effective Date until such expiration or earlier termination is referred to herein as the “Consulting Period”. Notwithstanding anything to the contrary contained herein, after the expiration of the Initial Term, either party may terminate this Agreement at any time with at least 30 days’ prior written notice to the other party for any reason or for no reason.

3.             Compensation; Expense Reimbursement; Special Advisor to the Board.

(a)	For all Services hereunder, the Company shall pay Consultant (i) 600,000 shares of common stock, vesting over three (3) years in equal quarterly installments, (ii) an additional 300,000 shares of common stock when the Company receives $5 million or more in funding, and (iii) an additional 300,000 shares of common stock upon the closing of the first content deal between the Company and Consultant or one of Consultant’s affiliate programs.

(b)	The Company shall reimburse Consultant promptly for any and all expenses reasonably incurred in connection with the performance of the Services. Reimbursement shall be conditioned on proper documentation in accordance with the Company’s policies applicable to its employees generally.

(c)	The Company shall appoint John Salley as a Special Advisor to the Board of Directors of the Company, to which he shall serve until the termination of this Agreement.

4.             Right of First Refusal. Consultant grants to the Company and the Company shall have a right of first refusal if Consultant receives an offer to purchase all or any portion of Consultant’s video content.

5.             Independent Contractor Relationship. This Agreement is intended to create an independent contractor relationship between Consultant and Company, which is described in Section 3508 of the Internal Revenue Service Code, and shall be interpreted to effectuate such intent between the parties.

(a)	No Taxes Withheld from Compensation. Company will not withhold any taxes from any compensation paid to Consultant according to this Agreement. It is acknowledged and agreed by the parties that Company has not, is not, and shall not be obligated to make, and that it is the sole responsibility of Consultant to make, in connection with compensation paid to Consultant according to this Agreement, all periodic filings and payments required to be made in connection with any withholding taxes, FICA taxes, Federal unemployment taxes, and any other federal, state or local taxes, payments or filings required to be paid, made or maintained.

(b)	Consultant Controls Time and Effort. It is agreed that Company is interested only in the ultimate results of Consultant’s activities pursuant to this Agreement and that Consultant shall have exclusive control over the time and effort invested by Consultant pursuant to this Agreement and the manner and means of Consultant’s performance under this Agreement, provided, however, that the Consultant shall attempt in good faith to meet such project deadlines as established by the Company from time to time.

(c)	Independence from Company. The parties further agree that Consultant shall have no control or supervision over Company’s employees, officers, directors, representatives or affiliates. Consultant will not represent that it is an employee of Company. Consultant shall not, under any circumstances, be deemed to be a servant or employee of Company for any purpose, including for Federal tax purposes. Consultant’s relationship to Company is that of an independent contractor, and nothing in this Agreement shall constitute this Agreement as a joint venture or partnership between Consultant and the Company. Consultant shall have no authority to bind Company or any of its employees, officers, directors, representatives or affiliates by any promise or representation, oral or otherwise, unless specifically authorized in a writing bearing an authorized signature of a Company officer, director or representative.

6.             Confidential Information. Consultant acknowledges that, pursuant to this Agreement, Consultant may be given access by the Company or its affiliates to, or may become acquainted as a result of the Services hereunder with, certain proprietary information, trade secrets or both, of the Company and its affiliates (collectively, the “Confidential Information”). Consultant acknowledges and agrees that it acquires no ownership interest in such information by reason of its disclosure to it under this Agreement.

7.             Nondisclosure of Confidential Information. During the Consulting Period and for two years thereafter, the Consultant will hold in confidence the Confidential Information and shall not in any manner, either directly or indirectly, use, divulge, disclose or communicate to any person or entity any of the Confidential Information except with the specific prior written consent of the Company or except as otherwise expressly permitted by the terms of this Agreement. Consultant expressly agrees that the Confidential Information affects the successful and effective conduct of Company’s business and its good will and that any breach of the terms of this Section 7 by Consultant is a breach of this Agreement. Upon termination of this Agreement by either party, or upon the request of the Company during the Consulting Period, the Consultant shall return to the Company, or destroy (and certify to such destruction in writing to the Company), all physical embodiments of Confidential Information in the Consultant's possession or subject to the Consultant's control, and the Consultant shall not retain any copies, abstracts, sketches, or other physical embodiment of any of the Confidential Information.

8.             Exceptions to Nondisclosure. Notwithstanding anything to the contrary contained in this Agreement, Consultant shall not be prohibited from disclosing to third parties, or using without the prior written consent of Company, information that (a) was, on the date of this Agreement, generally known to the public, (b) is as of the date of this Agreement known to Consultant, as evidenced by written records in the possession of Consultant, (c) is subsequently disclosed to Consultant by a third party who is in lawful possession of such information and is not under an obligation of confidence to the Company or an affiliate of the Company, (d) is disclosed by Company to third parties generally without restriction on use and disclosure, or (e) is required to be disclosed by law or a final order of a court or other governmental agency or authority of competent jurisdiction, provided, however, that Consultant will use reasonable best efforts to give the Company reasonable notice prior to any disclosure as required by applicable law or court process to allow Company sufficient time to attempt to obtain injunctive relief in respect to such disclosure.

9.             Work for Hire; Ownership of Work Product.

(a)	“Work Product” means digital media including audio, photo and video content, computer software, designs, ideas, discoveries, works of authorship, products, programs, procedures, formulae, processes, manufacturing techniques, graphic design, interfaces, inventions, improvements and ideas, conceived, created, developed or reduced to practice by Consultant, alone or with others, which arise out of or are created by Consultant solely in connection with the Services during the Consulting Period.

(b)	The Company and Consultant understand, acknowledge and agree that all Work Product shall be deemed “work for hire” within the meaning of the U.S. Copyright Laws and that the Company and Consultant shall each be deemed on an equal basis, such that each holds fifty percent (50%) ownership, to be the Author thereof and Owner of all rights therein and thereto, including without limitation the copyright thereof and all derivative works thereto throughout the world in all media in perpetuity.

(c)	To the extent any of Work Product is not deemed “work for hire”, Consultant hereby irrevocably assigns, conveys and otherwise transfers to the Company, and its respective successors and assigns, fifty percent (50%) ownership of all rights, title and interest worldwide in and to the Work Product and all proprietary rights therein, including, without limitation, all copyrights, trademarks, design patents, trade secret rights, moral rights and all contract and licensing rights, and all claims and causes of action of any kind with respect to any of the foregoing, whether now known or hereafter to become known. The Company and Consultant agree it is their intention that each hold equal ownership of Work Product not deemed “work for hire.”

(d)	In the event Consultant has any rights in and to the Work Product that cannot be assigned to the Company, Consultant hereby unconditionally and irrevocably waives the enforcement of all such rights, and all claims and causes of action of any kind with respect to any of the foregoing against the Company, its distributors and customers, whether now known or hereafter to become known and agrees, at the request and expense of the Company and its respective successors and assigns, to consent to and join in any action to enforce such rights and to procure a waiver of such rights from the holders of such rights.

(e)	In the event Consultant has any rights in and to the Work Product that cannot be assigned to the Company and cannot be waived, Consultant hereby grants to Company, and its respective successors and assigns, an exclusive, worldwide, royalty-free license during the term of the rights to reproduce, distribute, modify, publicly perform and publicly display, with the right to sublicense and assign such rights in and to the Work Product including, without limitation the right to use in any way whatsoever that Work Product. Consultant retains no rights to use the Work Product and agrees not to challenge the validity of the ownership by the Company in the Work Product.

(f)	Consultant agrees to assist the Company in any reasonable manner to obtain and enforce for the Company’s benefit patents, copyrights, trademarks and other property rights covering the Work Product in any and all countries. Consultant agrees to execute, when requested, patent, copyright, or similar applications and assignments to the Company, and any other lawful documents deemed necessary by the Company to carry out the purpose of this Agreement. Consultant further agrees that the obligations and undertaking stated in this Section 9(f) will continue beyond the termination of Consultant’s service to the Company. The Company will reimburse Consultant for any expenses reasonably incurred by Consultant in connection with its obligations under this Section 9(f).

(g)	In the event that Consultant defaults on its obligations under this Section 9, Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as its agents and attorneys-in-fact to act for and in its behalf and instead of Consultant, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights trademarks or other rights therein with the same legal force and effect as if executed by Consultant.

10.          Representations and Warranties.

(a)	Consultant represents and warrants to the Company that:

i)	Consultant has the power, authority, and legal capacity to enter into and to perform under this Agreement;

ii)	neither the execution and delivery by the Consultant of this Agreement, nor the performance by the Consultant of the Services contemplated hereby, will conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Consultant is a party or by which the Consultant is bound (including any agreements relating to the confidential or proprietary information of a third party); and

iii)	unless otherwise agreed to in writing by the Company, Consultant shall not, to its knowledge, use any intellectual property rights of a third party in the performance of the Services hereunder.

(b)	Company represents and warrants to the Consultant that:

i)	the Company has the power, authority, and legal capacity to enter into and to perform under this Agreement;

ii)	this Agreement when executed and delivered by the Company will be a legal, valid and binding obligation enforceable against the Company in accordance with its terms; and

iii)	neither the execution and delivery by the Company of this Agreement, nor the performance by the Company of the obligations contemplated hereby, will conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which the Company is bound (including any agreements relating to the confidential or proprietary information of a third party).

11.         Indemnification. Consultant agrees to indemnify and hold harmless the Company, its affiliates and its and their respective directors, officers, partners, members, managers, employees, and agents (each, an “Indemnified Party”), against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants) of any kind or nature whatsoever to the extent sustained, suffered or incurred by or made against any Indemnified Party, to the extent based upon, arising out of or in connection with Consultant’s breach of any representation, warranty or covenant hereunder. The Company agrees to indemnify and hold harmless the Consultant against and in respect of all losses, liabilities, obligations, damages, deficiencies, actions, suits, proceedings, demands, assessments, orders, judgments, costs and expenses (including the reasonable fees, disbursements and expenses of attorneys and consultants) of any kind or nature whatsoever to the extent sustained, suffered or incurred by or made against the Consultant in connection with the Company’s breach of any representation, warranty or covenant hereunder or Consultant’s provision of the Services in good faith.

12.           Injunctive Relief and Damages. Consultant acknowledges and agrees that the covenants and obligations of Consultant set forth in Section 7 with respect to confidentiality relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants and obligations could cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, Consultant agrees that the Company shall be entitled to an injunction, restraining order or such other equitable relief as a court of competent jurisdiction may deem necessary or appropriate to restrain Consultant from committing any violation of the covenants and obligations referred to in Section 9. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company may have at law or in equity. Nothing contained in this Section 12 shall be construed as prohibiting the Company from pursuing any other remedies available to it for any such breach or threatened breach, including recovery of damages and an equitable accounting of all earnings, profits and other benefits arising from such violation.

13.           Governing Law and Jurisdiction. The Company and the Consultant hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York, New York County, and of the United States District Court for the Southern District of New York for any lawsuits, actions or other proceedings arising out of or relating to this Agreement and agree not to commence any such lawsuit, action or other proceeding except in such courts. The Company and the Consultant further agree that service of any process, summons, notice or document by mail, return receipt requested, to the address of such party set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against such party in any such court. The Company and the Consultant hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or relating to this Agreement in the courts of the State of New York, New York County, and of the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

14.           Severability. If the law does not allow a provision of this Agreement to be enforced, such unenforceable provision shall be amended to become enforceable and reflect the intent of the parties, and the rest of the provisions of this Agreement shall remain in effect.

15.           Waiver. The failure of any party, in any instance, to insist upon strict enforcement of the provisions of this Agreement shall not be construed to be a waiver or relinquishment of enforcement in the future, and the terms of this Agreement shall continue to remain in full force and effect.

16.           No Indirect Damages. Notwithstanding any provision in this Agreement to the contrary, in no event shall either party be liable to the other party for any indirect, special, incidental, punitive, exemplary or consequential damages of any kind arising out of or in connection with this Agreement, however caused and on any theory of liability (whether in contract, tort (including negligence), strict liability or otherwise).

17.           Assignability. This Agreement shall not be assignable by either party except that the Company may assign any or all of its rights and interests hereunder to one or more affiliates.

18.           Amendment. This Agreement may only be amended or modified in a writing signed by both of the parties and referring to this Agreement.

19.           Entire Agreement. This Agreement constitutes the entire agreement and final understanding of the parties with respect to the subject matter of this Agreement and supersedes and terminates all prior and/or contemporaneous understandings and/or discussions between the parties, whether written or verbal, express or implied, relating in any way to the subject matter of this Agreement.

20.           Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same, it being agreed that both parties have participated in the preparation of this Agreement.

21.           Survival. Consultant agrees that the provisions of Sections 7-21 shall survive expiration or earlier termination of this Agreement for any reasons, whether voluntary or involuntary, with or without cause, and shall remain in full force and effect thereafter.

22.           Execution in Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

Signature page follows.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

STATIONDIGITAL CORPORATION

By:	/s/ Louis Rossi
Name: Louis Rossi Title: Chief Executive Officer

JSP, Inc.

By:	/s/ John Salley
Name: John Salley
Title: President